Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on Change of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 June 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2020-041

ANNOUNCEMENT ON CHANGE OF THE SENIOR MANAGEMENT OF CHINA

SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board passed the following resolution in writing unanimously on 29 June 2020:

Approving the appointment of Ms. Wu Ying Xiang as the Executive Vice President of the Company, the term of office will be the same with the terms of office for this session of the Board.

Approving Mr. Guo Jian Ye’s resignation as the Chief Customer Officer of the Company due to work redeployment.

The number of Directors supposed to be present was 7, of which 7 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Mr. Guo Jian Ye confirmed that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to their resignation that should be brought to the attention of the shareholders of the Company. The Board hereby extends its sincere gratitude to Mr. Guo Jian Ye for his valuable contribution to the Company during his term of service as the Chief Customer Officer of the Company.

Opinion of the Independent Directors:

The qualification of Ms. Wu Ying Xiang for the senior management of the Company is legal, her nomination procedure is in compliance with the relevant laws, regulations and the Articles of Association of the Company and she is capable for meeting the relevant responsibility requirements for the appointed position, and the engagement of the above candidate by the Board is consented to.

The resignation procedure of Mr. Guo Jian Ye is in compliance with the relevant laws, regulations and the Articles of Association of the Company and the above resolution of the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of

China Southern Airlines Company Limited

29 June 2020

Attached: Profile of Ms. Wu Ying Xiang

Wu Ying Xiang, female, born in November 1973 (aged 46), Bachelor of Engineering, graduated from the Department of Business Administration in Central South University majoring in international accounting and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. She is a qualified senior accountant, a certified public accountant and a chartered global management accountant. Ms. Wu began her career in July 1994, and joined the Chinese Communist Party in November 1992. She was appointed as the Minister Assistant of the Finance Department of China Southern Airlines (Group) Company in March 2001, and served as the Deputy General Manager of the Finance Department of China Southern Air Holding Company in September 2005 and the General Manager of the Finance Department of China Southern Air Holding Company in September 2012. In February 2017, Ms. Wu was appointed as the head of the Performance Appraisals Management Department of China Southern Air Holding Company and served as the General Manager of Comprehensive Performance Assessment Division of China Southern Air Holding Company and the Company in April 2017. In September 2018, she was appointed as the President and Deputy Party Secretary of Shantou Airlines Company Limited. She acted as the Party Secretary and Deputy Director General of Commercial Steering Committee of the Company since October 2019. In May 2020, she was appointed as Party member of China Southern Air Holding Company Limited and served as Party member and executive vice president of China Southern Air Holding Company Limited in June 2020.